UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                               Secured Income L.P.
                               -------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)


                                    813901105
                                    ---------
                                 (CUSIP Number)


                                  Gina K. Dodge
                                    Secretary
                      West Putnam Housing Investors II LLC
                             599 West Putnam Avenue
                          Greenwich, Connecticut 06830
                                  (203)869-0900

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 29, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 813901105
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Richard P. Richman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]

                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         AF
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                              |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           None
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            249,785 Units (See Item 5)
EACH              ____________________________________________________________
REPORTING         9)    SOLE DISPOSITIVE POWER
PERSON                              None
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    249,785 Units (See Item 5)
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    249,785 Units (See Item 5)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.4%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP No. 813901105
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            West Putnam Housing Investors LLC
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]

                                                            (b)  [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         WC, AF
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                               |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           47,211 Units (See Item 5)
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            202,574 Units
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              47,211 Units (See Item 5)
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                                    202,574 Units
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    249,785 Units (See Item 5)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
______________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.4%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                      OO

                                 SCHEDULE 13D/A

CUSIP No. 813901105
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            West Putnam Housing Investors II LLC
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]

                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                              |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           186,217 Units (See Item 5)
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            16,357 Units
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              186,217 Units (See Item 5)
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                                    16,357 Units
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    202,574 Units (See Item 5)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    20.6%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                      OO

                                SCHEDULE 13D/A

CUSIP No. 813901105

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            West Putnam Housing Investors III LLC
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]

                                                            (b) [ ]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         WC, AF
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                              |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           16,357 Units (See Item 5)
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            None
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              16,357 Units (See Item 5)
WITH              ____________________________________________________________
                       10)   SHARED DISPOSITIVE POWER
                                    None
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    16,357 Units (See Item 5)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.7%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D originally filed by West Putnam Housing Investors II LLC ("West Putnam II"), West Putnam Housing Investors LLC ("West Putnam"), and Richard P. Richman with the Securities and Exchange Commission (the "SEC") on August 31, 2000. This Amendment No. 1 amends Items 2(a), 2(c), 3, 5(a), 5(b), 5(c), 6 and 7 of the
Schedule 13D as specifically set forth herein.

Item 2.  Identity and Background.

      Subsections (a) and (c) are hereby deleted and restated to read as follows:

(a) This Schedule 13D is being filed on behalf of West Putnam Housing Investors III LLC, a Delaware limited liability company ("West Putnam III"), West Putnam Housing Investors II LLC, a Delaware limited liability company ("West Putnam II"), West Putnam Housing Investors LLC, a Delaware limited liability company ("West Putnam"), and Richard P. Richman (collectively, the "Reporting Persons").

(c) West Putnam, West Putnam II and West Putnam III were formed for the purpose of investing in Secured Income L.P. (the "Partnership"). Mr. Richman is principally engaged in the syndication, development, and management of residential properties as the President of The Richman Group, Inc. and its affiliates, which have a business address of 599 West Putnam Avenue, Greenwich, CT 06830. Mr. Richman is the sole managing member of West Putnam. West Putnam is the sole managing member of West Putnam II. West Putnam II is the sole managing member of West Putnam III.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby deleted and restated to read as follows:

      West Putnam purchased Units in a tender offer consummated on September 1, 1998 at a cost of $296,967.25. West Putnam II purchased Units in a tender offer consummated on August 21, 2000 at a cost of $2,169,428. West Putnam III purchased Units in a tender offer consummated on October 29, 2004 at a cost of $523,424. West Putnam, West Putnam II, and West Putnam III used funds from working capital and capital contributions from affiliates to purchase Units in these tender offers.

Item 5.     Interest in Securities of the Issuer.

      Subsection (a) and (b) are hereby deleted and restated to read as follows:

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 249,785 Units, representing approximately 25.4% of the outstanding Units. West Putnam directly holds 47,211 of such Units, representing approximately 4.8% of the outstanding Units. West Putnam II directly holds 186,217 of such Units, representing approximately 18.9% of the outstanding Units. West Putnam III holds 16,357 Units, representing approximately 1.7% of the outstanding Units.

(b) West Putnam, West Putnam II and West Putnam III have the sole power to vote, direct the vote of, dispose of, or direct the disposition of, the Units each such entity directly holds. West Putnam II is the sole managing member of West Putnam III and may therefore be deemed to be a beneficial owner of all Units that West Putnam III holds directly. West Putnam is the sole managing member of West Putnam II and may therefore be deemed to be a beneficial owner of all Units that West Putnam II and West Putnam III hold directly. Mr. Richman is the sole managing member of West Putnam and may therefore be deemed to be a beneficial owner of all Units that West Putnam, West Putnam II and West Putnam III hold directly. West Putnam, West Putnam II and Mr. Richman disclaim beneficial ownership of the Units that they may be deemed to own beneficially by reason of these relationships, except to the extent of their direct economic interests. By reason of certain rights that they have under the limited liability company agreements of West Putnam II and West Putnam III referred to in Item 6, members of West Putnam II and West Putnam III may each be deemed to have shared voting and dispositive rights over the Units owned by West Putnam II and West Putnam III, respectively.

      Subsection (c) is hereby amended by adding the following:

(c) Effective September 1, 2004, West Putnam acquired 250 Units which were offered for sale on an unsolicited basis by a Unit holder who wanted to liquidate immediately and who requested a price of $9.96 per Unit.

      At midnight, New York City time, on October 28, 2004, the tender offer of West Putnam III to purchase 286,600 Units, which is 27.3% of the outstanding Units, expired pursuant to its terms. A total of 16,357 Units, representing 1.7% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer to Purchase. West Putnam III has accepted for payment all of such Units at a price of $32.00 per Unit.

Item 6. Contracts, Arrangments, Understandings or Relationships with Respect to the Securities of the Issuer.

      Item 6 is hereby amended by adding the following:

      The limited liability operating agreement of West Putnam III requires the unanimous consent of West Putnam III's members for West Putnam III to exercise any rights as a holder of Units, including, without limitation, selling or otherwise disposing of such Units or exercising the voting rights of such Units. A copy of the limited liability company agreement of West Putnam III is annexed to the Amendment No. 1 to Schedule 13D as Exhibit 4, filed on November 8, 2004.

Item 7.     Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following exhibits:

       4.   Limited Liability Company Agreement of West Putnam III
       5.   Agreement of Joint Filing, dated November 8, 2004

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: November 8, 2004


                                          WEST PUTNAM HOUSING INVESTORS III
                                          LLC

                                          By: /s/ Gina K. Dodge
                                              ----------------------
                                          Name: Gina K. Dodge
                                          Title: Secretary

                                          WEST PUTNAM HOUSING INVESTORS II LLC

                                          By: /s/ Gina K. Dodge
                                              ----------------------
                                          Name: Gina K. Dodge
                                          Title: Secretary

                                          WEST PUTNAM HOUSING INVESTORS LLC

                                          By: /s/ Gina K. Dodge
                                              -----------------------
                                          Name: Gina K. Dodge
                                          Title: Secretary


                                          RICHARD P. RICHMAN

                                          /s/ RICHARD P. RICHMAN
                                          --------------------------
                                          in his individual capacity